March 30, 2022
VIA EDGAR
Mr. Frank Knapp
Ms. Jennifer Monick
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: D.R. Horton, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2021
Filed November 18, 2021
File No. 001-14122

Dear Mr. Knapp and Ms. Monick:

On behalf of D.R. Horton, Inc. (the "Company," "we" or "our"), I am writing in response to your letter dated March 17, 2022, setting forth comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the above-referenced filing for the Company. For your convenience, the full text of the Staff’s comment is reproduced below together with the Company’s response thereto.

FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2021
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note A - Summary of Significant Accounting Policies
Reclassifications, page 69

1.We note you changed your presentation of cash flows for the single and multi-family rental operations from investing activities to operating activities in your consolidated statements of cash flows beginning in the third quarter of your fiscal year ended September 30, 2021. Please address the following:
a.Please tell us how you determined that such activities are now deemed to be operating activities. Please refer to ASC 230-10-45 in your response.
b.Please tell us how you determined that such activities were previously deemed to be investing activities. Please refer to ASC 230-10-45 in your response.
In order to provide finished lots to its homebuilding operations for the construction of new homes, the Company acquires and develops a substantial amount of raw land each year. Periodically, the Company acquires land that is partially zoned for multi-family construction. Prior to fiscal 2016, the undeveloped land related to these multi-family sites was sold to multi-family developers because the Company did not have the resources or expertise to develop and construct multi-family housing.

During fiscal 2016, the Company identified three owned multi-family sites and designated internal resources to begin development and construction and pursue operating these sites as rental properties. At that time, no decisions had been made regarding how long to hold the rental assets upon completion or if the Company would market the assets for sale. The Company determined that a decision of whether to sell the asset or rent it on a longer-term basis would be made based on current market conditions when the asset reached a stabilized level of leased occupancy. These assets were deemed not to be part of the Company’s ongoing major or central

Securities and Exchange Commission
March 30, 2022

operations (as defined in the then effective ASC 605). Accordingly, these assets were considered long-term productive assets (property and equipment), with the rents collected classified as revenue and the cash inflows and outflows from sales and construction activity treated as investing activities on the statement of cash flows. Gains upon sale of the properties were recognized as other income. In accordance with ASC 230-10-45-12(c) and ASC 230-10-45-13(c), we determined that the cash flow activities for these productive assets should be classified as investing activities. During fiscal 2016 through fiscal 2018, the rental operations were immaterial relative to the Company's operations and consisted of assets of $24.8 million, $106.1 million and $173.2 million at the end of fiscal 2016, 2017 and 2018, respectively, compared to the Company's total assets of $11.6 billion, $12.2 billion and $14.1 billion. There were no sales of rental properties in fiscal 2016, 2017 or 2018.

Upon the adoption of ASC 606 in fiscal 2019 and consistent with our prior evaluation, we determined that sales from our multi-family operations did not qualify as revenue as they were not “ordinary activities in exchange for consideration” (ASC 606-10-15-3). Also, we determined that accounting for the cash flow activities of these productive assets as investing activities in accordance with ASC 230-10-45-12(c) and ASC 230-10-45-13(c) remained appropriate based on the Company's strategy at that time.

During fiscal 2019, the Company also began developing and constructing single-family rental properties. In fiscal 2019, the Company added six single-family rental projects and added four additional projects during fiscal 2020. Additionally, the Company had six multi-family projects under construction or complete during both fiscal 2019 and 2020. However, the activity in our rental operations remained immaterial relative to the Company’s consolidated operations during both fiscal 2019 and 2020. The Company sold two rental properties in both fiscal 2019 and 2020. Gains on the sale of rental assets were $51.9 million and $59.4 million in fiscal 2019 and 2020, respectively, compared to the Company's pre-tax income of $2.1 billion and $3.0 billion, and total rental assets were $223.6 million and $333.5 million at the end of fiscal 2019 and 2020, respectively, compared to the Company's total assets of $15.6 billion and $18.9 billion. Based on the limited sale activity, the Company had not concluded on a definitive strategy for its rental operations and continued to evaluate whether to rent or sell these properties based on market conditions.

During fiscal 2021, the single-family and multi-family rental market strengthened, and the Company noted increased expected selling prices for its rental assets based on offers from potential buyers and discussions with third-party brokers. It became clear the Company could generate higher returns by selling its rental properties shortly after the properties had reached a stabilized level of leased occupancy. In the third quarter of fiscal 2021, the Company changed its strategic focus for its rental operations by increasing the level of activity during that quarter and planning for significant future investment. Additionally, the Company decided to exclusively pursue the strategy of constructing single-family and multi-family properties, achieving a stabilized rental occupancy and then selling the properties to third-party investors instead of holding them as long-term rentals. With the change in focus and strategy during the third quarter of fiscal 2021, the Company determined that its rental operations had become part of the Company’s ordinary activities. ASC 606 requires recognition of revenue for an entity’s “ordinary activities in exchange for consideration” (ASC 606-10-15-3). Accordingly, the Company began recognizing sales as revenue and assets as inventory. Additionally, because these operations were now ordinary activities and the predominance of the cash flow was expected to be realized from the sale of the assets in accordance with ASC 230-10-45-22A, the Company determined that cash flow activities were receipts from sales of goods or payments to acquire materials for manufacture of goods for resale and should be classified as operating activities in accordance with ASC 230-10-45-16(a) and ASC 230-10-45-17(a).

c.Please tell us how you determined it was appropriate to change your cash flow statement presentation on a prospective basis. Within your response, please reference the authoritative accounting literature management relied upon.
The Company determined it was appropriate to change its cash flow statement presentation on a prospective basis when the Company's strategy for its rental operations changed in the third quarter of fiscal 2021 as discussed above. The Company did consider the provisions of ASC 250, “Accounting Changes and Error Corrections.” However, the Company determined the change was a change in strategy and not a change in accounting principle, a change in accounting estimate or a change in the reporting entity and thus could not be applied retrospectively.

Securities and Exchange Commission
March 30, 2022

In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges that the Company is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff. If you have any questions or comments regarding the foregoing, please contact Bill W. Wheat, Executive Vice President and Chief Financial Officer of the Company, by telephone at (817) 390-8200 or by email at bwheat@drhorton.com or Thomas B. Montaño, Corporate and Securities Counsel of the Company, by telephone at (817) 390-8200 or by email at tbmontano@drhorton.com.
Thank you for your attention.

Sincerely,
/s/ BILL W. WHEAT
Bill W. Wheat

cc:	Thomas B. Montaño, Esq., D.R. Horton, Inc.
Robyn Zolman, Esq., Gibson, Dunn & Crutcher LLP